Filed by Banner Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Home Federal Bancorp, Inc.
Commission File Number: 001-33795

The following materials are filed herewith pursuant to Rule 425 under the Securities Act of 1933

•	Transcript of joint investor conference call of Banner Corporation (“Banner”) and Home Federal Bancorp, Inc. (“Home”) held on September 25, 2013

Participants
Mark J. Grescovich, Banner Corporation; President and Chief Executive Officer
Albert H. Marshall, Banner Corporation; Secretary
Lloyd W. Baker, Banner Corporation; Chief Financial Officer
Richard B. Barton, Banner Corporation, Chief Credit Officer
Len E. Williams, Home Federal Bancorp, Inc.; Chief Executive Officer

Other Participants
Jeffrey Rulis, D.A. Davidson; Senior Vice President, Senior Research Analyst
Donald Worthing, Raymond James; Research Analyst
Jacquelynne Chimera, KBW; Vice President, Equity Research Analyst
Sean McNulty, MM Capital

Banner Corp. (BANR) Acquisition of Home Federal Bancorp, Inc by Banner Corp Call Raw Transcript

25-Sep-2013

Banner Corp. (BANR)

Acquisition of Home Federal Bancorp, Inc by Banner Corp Call

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Banner Corp. (BANR) Acquisition of Home Federal Bancorp, Inc by Banner Corp Call	Raw Transcript 25-Sep-2013

MANAGEMENT DISCUSSION SECTION

Operator: Good day, ladies and gentlemen. Thank you for standing by. Welcome to the Banner Corporation Conference Call. During today's presentation, all parties will be on a listen-only mode. Following the presentation, the conference will be open for questions. [Operator Instructions] I would now like to turn the conference to our host CEO, President of Banner Corporation, Mark Grescovich, please go ahead.

Mark J. Grescovich

Thank you, Crescent, and good morning, everyone. I would also like to welcome you to today's conference call for Banner Corporation. Joining me on the call today is Len Williams, Chief Executive Officer of Home Federal Bancorp, Inc.; Lloyd Baker, Chief Financial Officer of Banner Corporation; Rick Barton, Chief Credit Officer of Banner Corporation; and Albert Marshall, the Secretary of Banner Corporation.

Albert, would you please read our forward-looking Safe Harbor statement.

Albert H. Marshall

Certainly, good morning. Our presentation today discusses Banner's proposed acquisition of Home Federal Bancorp and will include forward-looking statements. Those statements include descriptions of management's plans, objectives or goals for future operations, product or services, forecast of financial or other performance measures, and statement about Banner's general outlook for economic and other conditions.

Statements about the expected timing, completion and effects of the proposed merger, constitute forward -looking statements. We also may make other forward-looking statements in the question-and-answer period following management's discussion. These forward-looking statements are subject to a number of risks and uncertainties and actual results may differ materially from those discussed today.

Information on the risk factors that could cause the actual results to differ are contained in the press release that was released yesterday as well as the Form 8-K filing of the investor presentation, which will be reviewed during today's conference call and a recently filed Form 10-Q for the quarter ended June 30, 2013. Forward-looking statements are effective only as of the date they are made and Banner assumes no obligation to update information concerning its expectations.

Thank you.

Mark J. Grescovich

Thank you, Al. As you saw last evening, Banner Corporation and Home Federal Bancorp, Inc. issued a joint press release announcing the merger of Home Federal with Banner. We've also provided an investor presentation that can be accessed as part of the press release.

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Banner Corp. (BANR) Acquisition of Home Federal Bancorp, Inc by Banner Corp Call	Raw Transcript 25-Sep-2013

This combination will create a company with $5.2 billion in assets and 112 branches covering the Pacific Northwest, specifically the states of Washington, Oregon and Idaho. In fact, this will elevate Banner to a top 10 deposit market share position in all the Pacific Northwest states. This transaction is valued at approximately $197 million and is priced at 1.16 times tangible book value per share of Home Federal.

I'm very excited about this transaction. The combination aids us in our goal to be the community bank of choice in the Pacific Northwest, and it significantly improves our market share in Boise, which is the third largest metropolitan market in the Northwest. With this acquisition, Banner will be the second largest community bank in Boise, and it also expands our presence in Central Oregon and the I-5 corridor of Oregon.

As many of you know, we have been investigating opportunities to increase our presence in Idaho, specifically Boise, to better rationalize our franchise there.

This transaction clearly makes Banner more relevant and a growing bank in Boise. The economics of this acquisition are compelling with earnings per share accretion in year two of approximately 8% excluding transaction costs. Our internal rate of return is expected to be greater than 15% and the traditional calculation of tangible book payback is approximately three years. In a few moments Lloyd Baker, Banner's Chief Financial Officer will outline in more details the transaction specifics and the compelling economics of this acquisition.

But before he does that, let me comment briefly on the Boise market. Many of you have heard me comment for several quarters now that the Boise economy was rebounding quicker than anticipated and the economic indicators are much improved. As the third largest metro market in Pacific Northwest, its economy is anchored by technology companies such as Micron, Hewlett Packard and Microsoft and a vibrant agricultural industry.

It is the state capital, the home to Boise State University and the current unemployment rate has improved to nearly 6%. Further, the banking landscape in Boise remains fragmented with a significant amount of market disruption. These are very good conditions for the continued successful execution of the Banner value proposition.

I'd now like to turn the call over to Len Williams for his comments. Len?

Len E. Williams

Thank you, Mark. We're pleased and excited about the upcoming union between Banner and Home Federal. As the combination of these Great Northwest financial institutions puts an exclamation mark on Banner's commitment to being relevant and answers key strategic questions about Home's commitments to our clients' employees and protection and growth of shareholder value.

The client service demonstrated by Banner’s JD Power's ranking and Home's history of high client satisfaction scores, coupled with higher end new products and services Banner brings to our clients, will be a win for everyone.

I believe the cultures will mesh well and the experience both teams have with integration will not cause any disruption in service or focus. Frankly, I can't wait to get moving because I see this is a win for all of our stakeholders so we're pleased to be part of the family and look forward to this transaction moving forward.

With that, I'll turn it over to Lloyd to go through the financials.

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Banner Corp. (BANR) Acquisition of Home Federal Bancorp, Inc by Banner Corp Call	Raw Transcript 25-Sep-2013

Lloyd W. Baker

Thank you, Len, and good morning, everyone. As Mark and Len have indicated, we are very excited and pleased to talk with you this morning about the merger transaction we announced yesterday. Hopefully, you've all had an opportunity to review the investor presentation that accompanied  our press release.

We do not intend to go through all the pages of that slide deck this morning but I do want to highlight some of the details. Slide 3 presents an overview of the transaction. As Mark noted, the total value of the transaction is based upon Banner Corporation's closing stock price on September 24, 2013 is $197 million or $13.40 per diluted share of Home Federal stock. The price is equal to 116% of Home's June 30, 2013 tangible book value and represents approximately a 6% premium to its recent trading price.

Consideration consists of $87.6 million in cash, which is essentially a return of Home's capital and excess of 8% of asset, and 2,904,000 shares of Banner common stock. The number of shares to be issued is fixed as long as Banner's stock price is above $26 and below $40 per share, and there are appropriate adjustment arrangements, should the price at closing be outside of those collars. The $87.6 million cash component in consideration is subject to certain closing adjustments which could cause it to be slightly more or slightly less based upon Home's tangible net worth at closing, and, if applicable, the amount of Home's transaction costs exceeding an agreed to amount.  Based upon the 2,904,000 shares expected to be issued, Home Federal shareholders will acquire approximately 13% ownership in the pro forma company. The transaction is expected to close in the first quarter of 2014 and is subject to normal regulatory approvals and approval by the Home shareholders. The transaction will not require a vote 0f the Banner Corporation shareholders.

Slides 5 through 10 give insight into the deal rationale and pro forma franchise that will be created by the combination. It provides support for our excitement about this opportunity. Mark and Len have already addressed much of this information, however, I want to highlight just a few items. As noted upon closing, Banner Corporation will continue to be the fourth largest financial institution headquartered in the three-state Pacific Northwest region with pro forma asset is a $5.2 billion.

The combined entity will have 112 branches with meaningful scale in all of the major regional markets. Based upon the June 30, 2012 FDIC market share reports which is the most recent available, Banner will have top 10 deposit market share in each of Washington, Oregon and Idaho. And importantly, this will include the second largest community bank market share in the Boise/Nampa MSA which will give us a great platform to expand our presence in that market.

Slides 13, 14 and 15 address the pro forma financial impacted the transaction. Without getting too deep into the details of our financial modeling, I think it's important to note a few of the assumptions and results. The projections for both Banner and Home are based upon the analyst consensus earnings estimates, thank you each of the analysts, and upon each company's June 30, 2013, balance sheet data. However, as you would expect both companies have performed significant due diligence and have collaborated on estimated transaction costs and future cost savings.

As I noted we will, we believe the transaction will close in the first quarter of 2014. As a result, except for the pro forma capital calculations which are presented as of June 2013, our projections assume that the transaction is effective March 31, 2014. We further assume that all the transaction costs are recognized immediately for illustrative purposes for both book value dilution and earnings per share accretion estimates.

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Banner Corp. (BANR) Acquisition of Home Federal Bancorp, Inc by Banner Corp Call	Raw Transcript 25-Sep-2013

Given these base line assumptions and the other assumptions outlined in the presentation, we believe this transaction will provide 6% earnings accretion – 6% per share of earnings accretion in the first full year following closing and 8% in the second year when all of the expected cost savings had been achieved.

While we are very optimistic about the synergies possible from this combination, we have not included any revenue enhancements in these projections. In addition to the immediate earnings accretion, we estimated the internal rate of return will be just over 15% and that the tangible book value payback using the traditional EPS accretion method would be approximately 3.2 years.

Finally, I think it's important to note, as highlighted on slide 13, that the capital position for Banner Corporation will continue to be very strong with pro forma tangible common equity to tangible asset ratio at 11.3% and Tier 1 leverage ratio of 12%, both based on June 30, 2013 balances and assuming that all of the estimated transaction costs have been recognized at that time.

So as Mark said, we believe the financial metrics are compelling, that this transaction represents an efficient use of our capital and our human resources, and will position Banner well for further growth opportunities.

With that, I will turn the call back to Mark.

Mark J. Grescovich

Thank you, Lloyd, and thank you, Len, for your comments. Before we take your questions, let me direct your attention to slide 11 of the investor presentation. Banner has taken great pride in our ability to execute on our business strategy and build shareholder value. We have effectively strengthened our franchise by growing sustainable revenue and profitability, improving our operational efficiency, and growing our deposit franchise.

In 2010, we outlined a detailed strategic plan to transform the company from a subpar performer to a super community bank with top quartile financial performance. We focused our company on improving our credit profile, developing our sales and credit culture while at the same time investing in additional talent, our product suite, and market share growth.

The results of our effective execution have been demonstrated for several quarters now. We have grown organically with our client acquisition strategy that has increased our non-interest bearing relationship client base by 60% since December of 2009. We have improved our core deposit mix to 73% of total deposits from just 50% at December 31, 2009. We have grown revenue for 15 consecutive quarters when compared to the prior year quarter and we have improved our return on assets to 1.11% as of June 30, 2013.

These accomplishments are indicative of the value proposition Banner has executed in our communities. This value proposition has also been validated by JD Power & Associates which rated Banner Bank number one for all banks in the Pacific Northwest for client satisfaction for the second consecutive year. We are excited to continue our Super Community bank expansion and our proven client acquisition and cross sell model with the new home market share strength.

I want to thank everyone at both banks who have put so much work into making this merger a reality. In particular, I'd like to single out Len Williams for his professionalism during our negotiations. Len and his team have done a fantastic job of successfully navigating Home through an unparalleled economic environment. All of us at Banner admire everything they have accomplished along with their dedication to their clients and communities. The staff, shareholders and directors of Home Federal should be very proud, and we look forward to joining the Home team with the Banner team to better serve our clients and communities.

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Banner Corp. (BANR) Acquisition of Home Federal Bancorp, Inc by Banner Corp Call	Raw Transcript 25-Sep-2013

That concludes our prepared remarks and Crescent will now open the call and we welcome your questions.

QUESTION AND ANSWER SECTION

Operator: Thank you. Ladies and gentlemen, we'll now begin the question-and-answer session. [Operator Instructions] Our first question comes from the line of Jeff Rulis with D.A. Davidson. Please go ahead.

Jeff Rulis Thanks. Good morning.	Q

Good morning, Jeff.	A

Jeff Rulis	Q

Home's Oregon operations, I guess, through the acquisition now are going to be sort of changing hands twice in a reasonable amount of time. I guess, any differences in direction that you'd take the Oregon locations versus what you do in Boise?

Mark J. Grescovich	A

Jeff, this is Mark. The short answer to that question is no. What we do believe is that Home has done a very good job at taking what were transitioned or bailed-out institutions and starting to grow market share. It created a value proposition in those markets that is starting to take root. I think there's a great opportunity for Banner to layer in our particular business model along with our product suite into that market and I think it's going to be very well received. So the business strategy is going to be very similar for what we've done in our underpenetrated branches in the core Banner franchise.

Jeff Rulis	Q

Okay. And in terms of senior management staying on from Home, could you maybe touch on that? And then also just in kind of – you sort of got to this in the last part of your comments about the growth profile of Home and your assumptions there that had been largely deleveraging for some time but what you hope to kind of grow or the timeline of the legacy Home platform.

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Banner Corp. (BANR) Acquisition of Home Federal Bancorp, Inc by Banner Corp Call	Raw Transcript 25-Sep-2013

Mark J. Grescovich	A

Sure. This is Mark. Well, first of all, we're evaluating a number of personnel including the senior management, so that we can have a seamless transition here. At the same time, let's remember that Len and his staff have a company to run for the next seven months or so until we actually have closure of this transaction. But I am very pleased to report that Len has agreed to join Banner Corporation as an Executive Vice President with our executive team reporting directly to me and we have an agreement with the Chief Financial Officer, Eric, to join the organization as well.

So we're very pleased with those additions and we think that will work well for the company as we move forward past closure. There's great talent inside of the Home team, and we will be taking the best of both organizations to make a very successful transition here.

The second piece is pretty evident. Banner has a significant amount of product depth in its organization, both from a commercial banking product suite along with our retail banking products suite, and we can layer that into the Home franchise, along with our very disciplined sales model. An immediate example of that would clearly be our mortgage business, layering that into the retail platform. But also ancillary treasury management services for commercial banking, along with international banking services and the sheer size of our balance sheet will allow extensions of credit significantly larger than Home could do.

So there are great revenue opportunities for our company on a combined basis, but we have not factored any revenue generation into the model.

Jeff Rulis	Q

Great. Thanks, Mark. And maybe one just quick last one for Lloyd. I've got goodwill and CDI basically total intangibles of $36.5 million. Is that in the ballpark?

Mark J. Grescovich	A

Yes, it is. Goodwill based on pricing on announcement would be about $27 million and the CDI about $10 million.

Jeff Rulis	Q

Great, okay. That's it for me. Thanks.

Mark J. Grescovich Thanks, Jeff.	A

Operator: And our next question comes from the line of Don Worthington with Raymond James. Please go ahead.

Don Worthington	Q

Well, good morning everyone.

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Banner Corp. (BANR) Acquisition of Home Federal Bancorp, Inc by Banner Corp Call	Raw Transcript 25-Sep-2013

Good morning, Don.	A

Don Worthington	Q

Probably, following up a little bit on the plans regarding the home franchise. You'll be acquiring a significant amount of securities, cash and investments. Just kind of curious in terms of how quickly you think you can redeploy that into loans.

Lloyd W. Baker	A

Don, this is Lloyd. We're optimistic always about loan growth.  However, as you are well aware, it's challenging. In terms of redeployment, I think first and foremost, we're going to use some of the cash to fund and the securities portfolio to fund the cash portion of the transaction. And second, we'll take a look at the makeup of that portfolio. It's a very high quality, highly liquid portfolio so we'll take a look at it. Probably do a little duration shortening in that exercise, but it does provide additional opportunity for loan growth and,as I said, we are always optimistic about loan growth.

Don Worthington	Q

Okay, thanks.

Mark J. Grescovich	A

Don, this is Mark.

Just to dovetail on that comment, as we've telegraphed before, we were actually excited about a deposit franchise, adding a deposit base to our corporation and allow us for continued market expansion into more robust markets in particular in Puget Sound, Portland and Boise now for us.

So we'll just take our market share model so we're optimistic that the loan book will actually grow.

Don Worthington	Q

Okay. And then on the deposit side, it sounds like you wouldn't be expecting much in the way of run-off since you're largely core funded?

Mark J. Grescovich	A

That's correct.

Don Worthington	Q

 Okay.

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Banner Corp. (BANR) Acquisition of Home Federal Bancorp, Inc by Banner Corp Call	Raw Transcript 25-Sep-2013

Mark J. Grescovich	A

In our experience has been given the service levels of both organization depth, the talented people that are interfacing with our clients along with our extended product depth, I think we are positioned ve ry well not only to have very minimal attrition to the client base but actually I think we're going to have some pretty significant acquisition of clients given the amount of disruption that's occurring to the Boise market right now.

Don Worthington	Q

Okay, great. And then my last question, where would you peg that the core margin for Home excluding of the interest accretion on the covered assets?

Lloyd W. Baker	A

It's – Don, this is Lloyd. That margin is just a little over 3% [ph] 3.10% (23:01) I think in the most recent quarter on their core margin. As you are well aware because of the accounting for the purchased loans and the FDIC assisted transactions,  the  reported margins are quite a bit higher than that.

Don Worthington	Q

Yes. Okay, thank you. Congratulations.

Lloyd W. Baker Thank you, John.	A

Operator: And our next question comes from the line of Jackie Chimera with KBW. Please go ahead.

Jacquelynne Chimera	Q

Hi. Good morning, everyone.

Hi, Jackie.	A

Jacquelynne Chimera	Q

Mark, what is your sense for the Salt Lake City LPO that was recently opened at Home?

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Banner Corp. (BANR) Acquisition of Home Federal Bancorp, Inc by Banner Corp Call	Raw Transcript 25-Sep-2013

Mark J. Grescovich	A
Well, I think to be candid with you, we're still evaluating all of the markets in terms of what we can effectively do and what the market potential is for each of them, so we have not made a final decision on what we're going to do with that. But keep in mind that's been very clear in my comments and I've been very clear and transparent for the last several years that our franchise, our core franchise is going to be in the three states of the Pacific Northwest, that's where we will make our investment.

So not that we aren't going to evaluate all of the markets that the company operates but we're going to stay very focused on Pacific Northwest.

Jacquelynne Chimera	Q

And secondly, you touched on a little bit the mortgage platform that you've done an excellent job in building out. Is that something you look to rollout for the Boise market as well?

Mark J. Grescovich	A

Yes. And that will be part of the immediate integration of the company as we move into closure because I think there's a tremendous opportunity for us to expand our market share on the mortgage business in the Boise market.

Jacquelynne Chimera	Q

And then I'm not sure who to direct this question to, but in terms of in the past Home has been an excellent repurchase or shares some of those ongoing dividend. What are the – what's the outlook for that just looking between now and deal close?

Mark J. Grescovich	A

Well, I think between now and deal closure, we're going to have very similar strategy that you had from a dividend standpoint, but there won't be any stock or repurchase.

Jacquelynne Chimera	Q

Okay. And I'll step back for now and rejoin later then.

Mark J. Grescovich Okay. Thank you, Jackie.	A

Jacquelynne Chimera	Q

Thanks.

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Banner Corp. (BANR) Acquisition of Home Federal Bancorp, Inc by Banner Corp Call	Raw Transcript 25-Sep-2013

Operator: [Operator Instructions] Our next question is a follow-up from Jeff Rulis with D.A. Davidson. Please go ahead.

Jeff Rulis	Q

Hi. Maybe a question for Len. Just what was sort of the trigger point of what attracted you to this decision to sell and maybe the pressures in not going independently?

Len E. Williams	A

Well, I think it's really a question of all the stakeholders, Jeff. When we looked at where the organization was going, we've had a lot of success in integrating a couple failed banks. We've had a lot of success in growing the core deposit franchise. The issue is growing higher earning assets at a pace and utilizing all that excess capital at a pace that can be beneficial to the shareholders.

And as we've continued down the path of negotiating with potential acquisitions, most of the deals that we've talked to, some of the smaller privately -held banks, we just couldn't get to a share value accretion number quick enough with some of the potential deals that are out there.

So we kind of came back and looked at the – what type of partnership makes a lot of sense to the organization, and this one doesn't have much branch overlap. It does have a platform that just makes a lot of sense for us to grow. For us to continue to deliver and compete with the nationals, the investment and technology, the investment and product growth would have been huge.

So, Mark and I have been actually talking about this for quite some time and decided from a shareholder perspective, from employee perspective or frankly from a community support perspective, this made sense at this deal because we think we've actually built a – I wouldn't even say a platform; I'd say a springboard for future growth for the combined organization.

Jeff Rulis	Q

Okay. Thanks, Len. And then maybe, Mark, a pro forma TCE north of 11%, you've done a great job of sort of giving guidance on your capital deployment since the recap, I guess, post-deal, is it possible that kind of prioritize sort of your capital deployment plans going forward?

Mark J. Grescovich	A

Yes. As you know, certainly, maintaining an appropriate level of capital in the organization and efficiently using our capital for our shareholders is one our strategic priorities and we've said that before. We believe that this particular acquisition is a very positive use of capital for us and especially given the return parameters that we anticipate here. So that's been beneficial.

In terms of the cascade of the waterfall of other capital planning, it's very much the same. We would want to normalize the dividend and getting it to the 30% to 35% payout. We would then are continuing to look at potential opportunities to use that capital again to expand market share and then clearly, we would look at other alternatives including special dividend and share buybacks. So all of those items are still on the table because even

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Banner Corp. (BANR) Acquisition of Home Federal Bancorp, Inc by Banner Corp Call	Raw Transcript 25-Sep-2013

under a pro forma basis, as you can see, we have a significant amount of capital and we still have a significant amount of reserves.

Jeff Rulis	Q

Okay. I appreciate it. Thanks.

Operator: And our next question is a follow-up from Jacque Chimera with KBW. Please go ahead.

Jacquelynne Chimera	Q

Hi, again.

Hi, Jacque.	A

Jacquelynne Chimera	Q

The $14 million debt in the one-time charges, how do you see that playing out over the next couple of quarters?

Lloyd W. Baker	A

Jacque, this is Lloyd. Probably it will be over, not the next couple of quarters so much as closer to or right at closing. So normal change of controls, contract terminations for data processing, that sort of thing that will be likely to flow in the quarter closing through the Home books and then there'll be some ongoing expenses related to conversions and signage changes  and  building upgrades and things like that.

So it'll be spread out, but as I pointed out on the prepared remarks, for purposes of calculating the book value dilution and the earnings accretion, the assumption in the modeling has been all of that takes place at the date of closing.

Jacquelynne Chimera	Q

Okay. And would I be on track if I assume the integration will probably take place sometime during 3Q?

Lloyd W. Baker	A

I think it depends on the rapidity of – how rapid we can get the regulatory approvals, but my guess is that you would start or begin to see integration,  yes, in Q3.

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Banner Corp. (BANR) Acquisition of Home Federal Bancorp, Inc by Banner Corp Call	Raw Transcript 25-Sep-2013

Jacquelynne Chimera	Q

Okay. And then, Mark, I wonder if you might provide an update on construction lending and just where you've seen it move over the last couple of months? I know that you've had some rapid turnover in the portfolio recently.

Mark J. Grescovich	A

Well, we'll just reiterate the same remarks I had given our last earnings call and our performance through June that the construction and development portfolio continues to perform very well. Pro duction was up approximately 30% year-over-year and we're continuing to see that type of growth rate. It's maintaining that growth rate. So the housing market is very strong in the northwest and getting stronger. In select markets, it's extremely strong. And again, with the unemployment rates where they're at along with the population in migration, I see that portfolio growing slightly for Banner and our production continuing to be at about a 30% growth year-on-year.

Jacquelynne Chimera	Q

Okay.

Operator: And our next question comes from the line of Sean McNulty with MM Capital. Please go ahead.

Sean McNulty	Q

Hi, guys. Congratulations on the transaction. Sort of couple of questions, one, regarding if you could give any specifics on the regulatory approvals required besides the – just accord after the shareholder vote? And then two, if there's any additional color on the price collars as mentioned in the press release with respect to the share consideration?

Mark J. Grescovich	A

Sean, this is Mark. I'll comment on the regulatory components. We have very good relationship with our regulators. We keep our regulators up to date on a quarterly basis given our business plan, our capital management plan and stress testing. So, we have a very good relationship with the regulators. They are well aware of this transaction, telegraphed in advance. So, depending on the normal cycles that will take place based on their approval process, I think that it will go very well. Lloyd, you want to comment, any additional color on the collar?

Lloyd W. Baker	A

Yes, I don't have a lot of comment on the collar. Obviously, if the Banner stock price goes above $40 there will be some reduction in the number of shares that are granted in this transaction, below $26 there is similarly an increase. There is a $24 walk-away price.

Sean McNulty	Q

$26, the lower $40 the upper and $24 walk away.

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Banner Corp. (BANR) Acquisition of Home Federal Bancorp, Inc by Banner Corp Call	Raw Transcript 25-Sep-2013

Lloyd W. Baker	A

Right. And quite honestly, it's a very wide range on the collar. And we'd be rather surprised, particularly on the downside, if we – if it came into play.

Sean McNulty	Q

Okay. And then on the regulatory approvals which is great that they had kind of a little bit of [ph] advancements (33:48), what actual specific approval or stamps or nods do you need though?

Lloyd W. Baker	A

Well, we are a state-regulated institution and the FDIC so – and we are a Fed bank holding company regulated so we're going to need all of those approvals [ph] to come through (34:08)

Sean McNulty	Q

Got it. So state and FDIC. Okay. Perfect, thank you. Congrats again on the deal.

Lloyd W. Baker	A

Thank you.

Operator: There are no further questions at this time. I would now like to turn it back to management.

Mark J. Grescovich

Thank you, Crescent. This is Mark Grescovich. I want to thank you all for your time and interest. Again, we are extremely pleased with this particular transaction. We think it's a great source of new opportunity for Banner. We are excited to have the Home franchise as part of the Banner franchise going forward, and we think this is a very efficient use of our capital, and thank you all for your interest. We look forward to talking with you in the near future regarding the third quarter. Have a great day, everyone.

Operator: Ladies and gentlemen, this concludes the Banner Corporation conference call. If you would to listen to a replay of today's conference, please dial 303-590-3030 or 1-800-406-7 325 with the access code 4642257 . We would like to thank you for your participation. You may now disconnect.

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Banner Corp. (BANR) Acquisition of Home Federal Bancorp, Inc by Banner Corp Call	Raw Transcript 25-Sep-2013

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